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March 1, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

RE:      Seligman Value Fund Series, Inc.
                  Seligman Large-Cap Value Fund
                  Seligman Smaller-Cap Value Fund
         Post-Effective Amendment No. 25
         File No. 333-20621/811-08031

Dear Ms. Mengiste:

Pursuant to Rule 461, RiverSource Fund Distributors, Inc., the Principal Underwriter, respectfully requests that the effective date of the above-mentioned Post-Effective Amendment be accelerated and declared effective on March 1, 2010, or as soon as practicable thereafter.

Sincerely,

RiverSource Fund Distributors, Inc.
(Principal Underwriter)

/s/    Patrick T. Bannigan
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       Patrick T. Bannigan
       Vice President